SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

FORM U-57

AMENDMENT NO. 1

TO

NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

Filed under Section 33(a) of the

Public Utility Holding Company Act of 1935, as amended

Maritza East III Power Holding B.V.

(formerly Entergy Power Holdings Maritza B.V.)
____________________________
(Name of foreign utility company)

Entergy Power Development Corporation
_____________________________________
(Name of filing company, if filed on behalf of
a foreign utility company)

The Commission is requested to mail copies of all
communications relating to this Notification to:

Joseph L. Blount, Esq. Entergy Power Development Corporation c/o Entergy Nuclear, Inc. 1340 Echelon Parkway Jackson, Mississippi 39213	Thomas C. Havens, Esq. Jones Day 222 East 41st Street New York, New York 10017

Entergy Power Development Corporation, a wholly-owned subsidiary of Entergy Corporation ("Entergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby amends and restates the notification previously filed with the Securities and Exchange Commission that Maritza East III Power Holding B.V. (formerly Entergy Power Holdings Maritza B.V.) ("Maritza Power Holding") is, and claims status as, a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Act.

Item 1.  Name, Business Address, Facilities and Ownership.
    The name and business address of the company claiming FUCO status is:

  Maritza East III Power Holding B.V.
  Strawinskylaan 1725
  1077 ZX Amsterdam
  The Netherlands

  Maritza Power Holding is an indirect subsidiary of Entergy formed to hold its investment in Maritza East III Power Company AD ("Maritza East III"). Maritza East III, which is also a FUCO, is a joint venture company initially formed by subsidiaries of Entergy and Natsionalna Elektricheska Kompania EAD ("NEK") (the state-owned utility in Bulgaria) for the purpose of jointly owning and rehabilitating the Maritza East III power generating facility, located near Stara Zagora in south central Bulgaria (the "Plant"). The Plant currently consists of four 210 MW (nominal) lignite coal-fired electric generating units and appurtenant buildings and property. In March 2003, Entergy sold 60% of its interest in Maritza Power Holding to ENEL Generation Holding B.V., an indirect wholly-owned subsidiary of Enel S.p.A. ("Enel") of Italy. Enel also has an option to acquire Entergy's remaining 40% ownership interest in Maritza Power Holding. Maritza Power Holding and NEK own, respectively, 73% and 27% of Maritza East III. All of the output from the Plant is currently expected to be sold to NEK at wholesale.

  Aside from Entergy and Enel, no other person currently owns a 5% or more voting interest in Maritza Power Holding.

  Item 2. Domestic Associate Public-Utility Companies of Maritza Power Holding and their Relationship to Maritza Power Holding.

The following companies, each of which is a direct or indirect subsidiary of Entergy, are domestic associate public-utility companies of Maritza Power Holding: Entergy Arkansas, Inc. ("Entergy Arkansas"), Entergy Gulf States, Inc. ("Entergy Gulf States"), Entergy Louisiana, Inc. ("Entergy Louisiana"), Entergy Mississippi, Inc. ("Entergy Mississippi"), Entergy New Orleans, Inc. ("Entergy New Orleans"), The Arklahoma Corporation ("Arklahoma"), System Energy Resources, Inc. ("SERI"), Entergy Power, Inc. ("EPI") and Entergy Operations, Inc. ("EOI") (Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, Arklahoma, SERI, EPI and EOI are collectively referred herein to as the "Domestic Utilities"). None of the Domestic Utilities has made an investment in or has any contractual relationship with Maritza Power Holding.

EXHIBIT A. State Certification.

Not applicable.

SIGNATURE

The undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.

ENTERGY POWER DEVELOPMENT CORPORATION

By: /s/ Joseph L. Blount
Joseph L. Blount
Vice President and Secretary

Dated: June 17, 2003